SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Amendment No. 2

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VAREX IMAGING CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

92214X106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 92214X106	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
QV Investors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,743,778 common shares
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		1,743,778 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,743,778 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
<5%* *Based on 38,118,697 outstanding shares of the Issuer as of 11/19/2018.
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92214X106	13G	Page 3 of 5 Pages

Item 1 (a).  Name of Issuer:

Varex Imaging Corporation

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

1678 S. Pioneer
Salt Lake City, Utah 84104

Item 2 (a).  Name of Person Filing:

QV Investors Inc.

Item 2 (b).  Address of Principal Business Office or, if None, Residence:

Livingston Place, South Tower
Suite 1008, 222 - 3rd Avenue SW
Calgary, Alberta T2P 0B4

Item 2 (c).  Citizenship:

Canada

Item 2 (d).  Title of Class of Securities:

Common Stock

Item 2 (e).  CUSIP Number:

92214X106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 92214X106	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 1,743,778 common shares

(b)	Percent of class: <5%* *Based on 38,118,697 outstanding common shares of the Issuer as of 11/19/2018.

(c)	Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:  1,743,778 common shares

(ii)  Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  1,743,778 common shares

(iv) Shared power to dispose or to direct the disposition of: 0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 92214X106	13G	Page 5 of 5 Pages

Item 10.  Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2019
(Date)

QV INVESTORS INC.
By: /s Andrew Mark Name: Andrew Mark Title: Chief Compliance Officer